Exhibit 2.3

SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER

     This SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER (the “Amendment”) is made and entered into as of the 15th day of September 2004, by and between MidSouth Bancorp, Inc., a Louisiana bank holding company having its main office in Lafayette, Louisiana (“MidSouth”), and Lamar Bancshares, Inc., a Texas bank holding company having its main office in Beaumont, Texas (the “Seller,” (sometimes referred to collectively with MidSouth as the “Parties”).

WITNESSETH:

     WHEREAS, the Parties previously entered into that certain Agreement and Plan of Merger dated as of May 27, 2004 (the “Agreement”);

     WHEREAS, the Parties previously agreed and executed a First Amendment to Agreement and Plan of Merger, dated July 14, 2004, which clarified certain provisions in the Agreement; and

     WHEREAS, it is the desire of the Parties to again amend the Agreement to clarify certain additional terms and provisions therein.

     NOW, THEREFORE, for and in consideration of the foregoing and of the mutual representations, warranties, covenants, and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be bound hereby, the Parties hereby agree as follows:

1.	Section 2.1. Section 2.1 of the Agreement is hereby amended to add the following paragraph at the end of existing Section 2.1 of the Agreement:

     “Notwithstanding the forgoing provision that for each share of Seller Stock exchanged by a shareholder of Seller Stock each such shareholder shall receive a combination of MidSouth Bancorp, Inc. stock and cash, and subject to the provisions of Section 2.2 of the Agreement, each such shareholder shall be permitted to identify to the transfer agent specific shares of his Seller Stock to be treated as being exchanged for shares of MidSouth Bancorp, Inc. common stock and specific shares of his Seller Stock to be treated as being exchanged for cash, provided that the total amount of Stock Consideration and cash consideration received by each such shareholder of Seller Stock shall be the same as if such shareholder were to make no election under this Section 2.1.”

2.	Section 4.6. Section 4.6(b) of the Agreement is hereby amended in its entirety to provide as follows:

     “(b) declare, pay or make any dividend or distribution on, or reclassify or acquire, or issue (except upon exercise of options outstanding on the date of this Agreement) or sell any additional shares of or any securities or obligations convertible into or exchangeable for, its capital stock except that Seller may declare and pay (A)(i) quarterly distributions of a pro rata amount of 34% of taxable income for the preceding quarter (including a distribution prior to or on the Closing Date of a pro rata amount of 34% of the estimated taxable income calculated and previously unpaid for the period beginning July 1, 2004 and ending on the Closing Date), (ii) its regular quarterly distribution of $1.50 per share at its regular time in April, 2004, (iii) if the transactions contemplated hereby are not consummated by August 31, 2004 an additional distribution of $1.50 per share (iv) if the transactions contemplated hereby are not consummated by October 31, 2004, an additional distribution of $1.50 per share, and if the transactions contemplated hereby are not consummated by December 31, 2004, an additional distribution of $1.50 per share, and (B) a distribution of all of its rights and related liabilities with respect to its product known as “E Statement,” provided that after such dividend MidSouth will have no obligation or liability whatsoever with respect to E Statement or related activities;”

3.	Section 4.6(i). Section 4.6(i) of the Agreement is hereby amended in its entirety to provide as follows:

     “(i) charge off (except as may otherwise be required by law or by regulatory authorities or by GAAP consistently applied) any Credit, or make or enter into any commitments to make any Credit which exceeds $25,000 and varies materially from its written credit policies, copies of which have been made available to MidSouth;”

4.	Section 4.14. Section 4.14 of the Agreement is hereby amended in its entirety to provide as follows:

     “4.14 Benefits to Employees. (a) It is the current intention of MidSouth to retain all of the employees of Bank, but nothing herein shall be construed as giving any person any right of employment with any party or with Bank or MidSouth. From and after the Effective Date, MidSouth will, until December 31, 2004, maintain all current benefits to employees of Bank in effect on the date hereof, and shall begin a transition which will after December 31, 2004 result in providing to all persons who are employees of Bank the same employee benefits provided to the employees of MidSouth or its subsidiary bank (including benefits under profit sharing, stock bonus, 401(k) or other retirement plans, flexible benefit, vacation, severance and sick leave plans or medical, dental or life insurance policies), except that (i) there shall be no waiting period for coverage under any of such plans and no employee shall be denied benefits under such plans for a pre-existing condition, (ii) full credit shall be given for prior service by such employees with Seller or Bank for eligibility and vesting and benefit purposes, (iii) MidSouth will for two years from the Effective Date continue to provide to Mr. David McCrady an automobile, including expenses for gas and oil, maintenance, insurance and other like expenses of operation, (iv) on or before the Closing Date the Bank will permit the purchase, at fair market value on the Bank’s books, the automobiles currently used by Messrs. Zajonc, Jason Riley, Wilma Pace, and Linda Ott Reed and at the same time increase such person’s salaries by $450 per month, and (v) if and when the vacation policy of MidSouth reduces the vacation time of the Bank’s employees, the Bank (or MidSouth Bank after the Merger) will make an upward salary adjustment aggregating no more than $4,800 to such employees. The Lamar Bancshares, Inc. 401(k) Retirement Plan (“Lamar 401(k”) will be maintained through December 31, 2004, at which point the Lamar 401(k) will be merged with and into the Code section 401(k) plan maintained by MidSouth. The Bank will, the day after the Effective Date, fund all amounts due from and payable by the Bank to Lonnie Weir, Ron D. Reed, Tom Zajonc, David Locke, Jason Riley, Wilma Pace, Linda Ott Reed (formerly Linda Carbaugh), and Carole Malmberg pursuant to each respective person’s current Change in Control Agreement. The amount funded by MidSouth to the Bank will include amounts sufficient to provide a “make-whole” bonus for each individual in the amount set forth in Exhibit E of this Agreement. During the six-month period following the Effective Time, if MidSouth terminates a Bank employee without cause, it will negotiate a severance payment to that individual based upon the individual’s length of service and level of responsibility with the Bank.”

5.	Section 5.2(d). Section 5.2(d) of the Agreement is hereby amended in its entirety to provide as follows:

     “(d) Employment or Consulting Agreements. MidSouth shall have entered into or offered employment or consulting agreements with or to the following persons: (1) Lonnie Weir, for a one-year term followed by a one-year consulting agreement, a term sheet for which is included as Exhibit F to this Agreement, (2) Ron Reed, for a 5-year term and including change in control provisions, a form of which is included as Exhibit F to this Agreement; and (3) Tim Zajonc, Travis Riley, David McCrady, David Locke, Wilma Pace, Jason Riley, Linda Ott Reed, Lance Gordon, Linda Allen, and Carole Malmberg for a one-year term pursuant to the contracts attached as exhibits to this Agreement.

6.	All Other Terms in Force. Except as expressly amended hereby, all terms, provisions, conditions, covenants, representations and warranties contained in the Agreement are not modified by this Amendment and continue in full force and effect as originally written. As hereby modified and amended, all of the terms and provisions of the Agreement are ratified and confirmed.

7.	Multiple Counterparts. For the convenience of the parties hereto, this Amendment may be executed in multiple counterparts, each of which shall be deemed an original, and all counterparts hereof so executed by the parties hereto, whether or not such counterpart shall bear the execution of each of the parties hereto, shall be deemed to be, and shall be construed as, one and the same Amendment. A telecopy or facsimile transmission of a signed counterpart of this Amendment shall be sufficient to bind the party or parties whose signature(s) appear thereon.

     IN WITNESS WHEREOF, the Parties hereto have executed or caused this Amendment to be executed by their duly authorized officers as of the date first above written.

MIDSOUTH BANCORP, INC.
By:	/s/ C.R. Cloutier
C.R. Cloutier, President

LAMAR BANCSHARES, INC.
By:	/s/ Ron D. Reed
Ron D. Reed, President

Exhibit E

	A	B	C	D	E	F	G
			Net Total	Retention		Net Total
		Federal	Capital	Bonus and	Federal	Capital
	Retention	Tax	Outlay for	Make-Whole	Tax	Outlay for	Capital
Name	Bonus(1)	Benefit(2)	MidSouth	Bonus(3)	Benefit(4)	MidSouth(5)	Savings(6)
Lonnie Weir	$134,103.12	$45,595.06	$134,103.12	$179,698.18	$61,097.38	$118,600.80	$15,502.32
Ron D. Reed	$136,981.92	$46,573.85	$136,981.92	$183,555.77	$62,408.96	$121,146.81	$15,835.11
David Locke	$27,000.00	$9,180.00	$27,000.00	$36,180.00	$12,301.20	$23,878.80	$3,121.20
Tim Zajonc	$25,266.60	$8,590.64	$25,266.60	$33,857.24	$11,511.46	$22,345.78	$2,920.82
Jason Riley	$12,442.61	$4,230.49	$12,442.61	$16,673.09	$5,668.85	$11,004.24	$1,438.37
Wilma Pace	$10,162.99	$3,455.42	$10,162.99	$13,618.41	$4,630.26	$8,988.15	$1,174.84
Linda Ott Reed	$8,735.42	$2,970.04	$8,735.42	$11,705.47	$3,979.86	$7,725.61	$1,009.81
Carole Malmberg	$3,160.39	$1,074.53	$3,160.39	$4,234.93	$1,439.87	$2,795.06	$365.33
Totals	$357,853.05	$121,670.03	$357,853.05	$479,523.09	$163,037.84	$316,485.25	$41,367.80

(1)	Amount to which each individual is presently entitled at closing pursuant to Change in Control Agreements which have been provided to MidSouth Bancorp, Inc.

(2)	The Retention Bonus multiplied by 34%, the tax benefit of the tax deduction at the highest Federal corporate tax rate. (A x 34%)

(3)	The make-whole bonus is the Federal tax benefit from column B, determined by grossing up the Retention Bonus to take into account that Federal Tax Benefit on the Retention Bonus, at the highest Federal corporate tax rate of 34%. (A x 1.34)

(4)	The Retention and Make-Whole Bonuses multiplied by 34%, which results in the Federal Tax Benefit of the tax deduction at the highest Federal corporate tax rate. (D x 34%)

(5)	The payment of the Retention and Make-Whole Bonuses, net of the Federal Tax Benefit of the tax deduction for payment of the Retention and Make-Whole Bonuses. (D-E)

(6)	Capital Savings that inure to the benefit of MidSouth Bancorp, Inc. resulting from payment of the Retention Bonus and the Make-Whole Bonus just after closing. (C-F)